20007850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-6

8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 35th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Moreno (212) 688-2156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG+Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Commission Expires September 2, 2021

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Revere Securities LLC

Financial Statements
December 31, 2019

REVERE SECURITIES LLC

Table of Contents

RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Revere Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Revere Securities, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Revere Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Revere Securities, LLC's management. Our responsibility is to express an opinion on Revere Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Revere Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of Revere Securities, LLC's financial statements. The supplemental information is the responsibility of Revere Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as Revere Securities, LLC's auditor since 2016.

Pittsford, New York

March 2, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

REVERE SECURITIES LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 101,541
Cash and cash equivalents - restricted	201,217
Marketable securities, at fair value	7,800
Receivable from clearing broker	283,691
Other receivables	190,542
Prepaid expenses	38,951
Due from related parties	47,582
Property and equipment, net	1,747
Operating lease right-of-use asset	302,948
Deposit	25,922
	$ 1,201,941

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued commissions, expenses and other liabilities	$ 261,452
Accounts payable - clearing broker	23,095
Note payable	60,000
Operating lease liability	302,948
	647,495
MEMBER'S EQUITY	554,446
	$ 1,201,941

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2019

REVENUES	
Commission income	$ 3,465,400
Management fees	758,542
Investment banking	374,338
Principal transactions	286,571
Other income	471,356
	5,356,207
EXPENSES	
Commissions	2,195,947
Compensation and benefits	1,341,340
Occupancy	368,175
Administrative and general	309,980
Clearing and execution	286,075
Consulting fees	192,446
Settlement expense	125,000
Registration fees	79,141
Insurance	72,732
Professional fees	68,832
Travel and entertainment	59,108
	5,098,776
NET INCOME	$ 257,431

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

BALANCE AT JANUARY 1, 2019 (as previously reported)	$ 286,858
Prior period adjustment (Note 11)	(49,843)
BALANCE AT JANUARY 1, 2019 (as restated)	237,015
Capital contributions	60,000
Net income	257,431
BALANCE AT DECEMBER 31, 2019	$ 554,446

See Accompanying Notes to Financial Statements.

REVERE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 257,431
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,745
Note payable forgiveness income	(21,667)
Unrealized gains on marketable securities	(83,957)
Net changes in operating assets and liabilities affecting cash flows:	
Proceeds from sales of marketable securities	301,477
Receivable from clearing broker	(151,118)
Other receivables, net	(153,287)
Due from related parties	(15,256)
Prepaid expenses	(5,686)
Accrued commissions, expenses and other liabilities	27,190
Accounts payable - clearing broker	(275,164)
Net cash used in operating activities	(118,292)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	60,000
Net cash provided by financing activities	60,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(58,292)
CASH AND CASH EQUIVALENTS:	
Beginning of year	361,050
End of year	$ 302,758
RECONCILIATION OF CASH AND CASH EQUIVALENTS:	
Cash and cash equivalents	$ 101,541
Cash and cash equivalents - restricted	201,217
	$ 302,758

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Revere Securities LLC (the Company), a wholly-owned subsidiary of Revere Investment Holdings LLC (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company, headquartered in New York City with offices in Florida and Massachusetts, executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory and investment banking services throughout the United States. The Company also earns commissions from negotiating the sale of annuity contracts. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – The Company considers all cash in banks and short-term investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk. At December 31, 2019, the Company had $201,217 of restricted cash representing a deposit with its clearing broker.

Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; accordingly, realized and unrealized gains and losses are recorded in the statement of income.

Receivable from Clearing Broker – Represents amounts due from the Company's clearing broker. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. Management believes that the receivables are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

Other Receivables – Other receivables primarily consist of loans made to various advisors as incentives. Pursuant to the agreements, certain of the loans will be forgiven by the Company and included as compensation upon the employees meeting the agreed-upon length of service requirements. At December 31, 2019, the loans totaled $182,238 and are included in other receivables in the accompanying statement of financial condition.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

Revenue Recognition – The Company records security transactions, including commission income, on a trade-date basis as securities transactions occur. Commissions from the sale of annuity products are recorded when the related annuity contracts have been signed. Investment banking and advisory fees are recorded when the related services have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising – The costs of advertising are expensed in the period incurred.

Income Taxes – The Company is a single member LLC which is wholly-owned by Holdings. As a single member LLC, the Company is a disregarded entity for income tax purposes; accordingly, no income tax provision has been reflected in the accompanying financial statements as income or loss from the Company is included in Holdings' income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.* Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of December 31, 2019, the Company had no unrecognized tax benefits recorded in the financial statements.

Holdings files consolidated tax returns which include the income or loss of the Company. Those tax returns may be subject to examination by taxing authorities, however at December 31, 2019 there were none in progress. Management believes that Holdings is no longer subject to audit for years prior to 2017.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)* (ASU 2016-02), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either operating leases or financing leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of their classification. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842 (Leases)* (ASU 2018-10), which provides narrow amendments to clarify how to apply certain aspects of the new leasing standard. In July 2018, the FASB also issued ASU 2018-11, *Leases (Topic 842): Targeted Improvements* (ASU 2018-11), which provides a new transition method at the adoption date through a cumulative-effect adjustment to the opening balance of retained earnings; prior periods will not require restatement.

The Company adopted ASU 2016-02, ASU 2018-10 and ASU 2018-11, collectively *FASB ASC Topic 842, Leases* (ASC Topic 842), beginning January 1, 2019. The Company adopted ASU Topic 842 using the modified retrospective approach and elected to utilize the optional transition method, which permits the Company to apply the provisions of ASC Topic 842 to leasing arrangements existing at or entered into after January 1, 2019. In addition, the Company elected to adopt the package of optional transition-related practical expedients, which among other things, allows the Company to carry forward certain historical conclusions reached under the prior lease guidance regarding lease identification, classification, and the accounting treatment of initial direct costs. Furthermore, the Company elected not to record assets and liabilities on its statement of financial condition for new or existing lease arrangements with terms of 12 months or less. See Note 8 for further details.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2020 and March 2, 2020, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

Management Fees – The Company's management fees are earned over the period in which such services are provided.

Principal Transactions – The Company's principal transaction revenue represents fees earned from the underwriting of certain securities. Revenue is recognized upon satisfaction of the related performance obligation which is completion of the underlying transaction.

Other Revenues – The Company's other revenues consist of money market rebates, margin interest rebates, postage and handling rebates and other interest income which is recognized on a monthly basis as earned in accordance with the Company's clearing agreement.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, marketable securities, receivables, and payables. At December 31, 2019, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2019, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments.

The following is a description of the valuation methodologies used for marketable securities measured at fair value:

- *Equity Securities* – Valued using recently executed transactions and market price quotations on active national exchanges or markets.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Equity securities	$ 7,800	$ -	$ -	$ 7,800

At December 31, 2019, the marketable securities are reflected net of unrealized holding losses of $15,292.

5. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31:

Furniture and fixtures	$	30,850
Equipment		50,753
		81,603
Less: accumulated depreciation		(79,856)
	$	1,747

Depreciation expense totaled $1,745 for the year ended December 31, 2019.

6. **NOTE PAYABLE**

The Company has a forgivable $100,000 note payable with its clearing broker, Int'l FC Stone. Pursuant to the agreement, the loan is being forgiven over a five-year period contingent upon the Company remaining with the clearing broker. At December 31, 2019, the outstanding loan totaled $60,000. Related loan forgiveness income was $21,667 for the year ended December 31, 2019.

7. **RELATED PARTY TRANSACTIONS**

Expense Sharing Arrangement – The Company and its affiliate, Revere Capital Advisors, LLC (RCA) share various expenses including rent, telephone, insurance, payroll and others. During the year ended December 31, 2019, the related expenses paid by (reimbursed to) the Company are recorded in the accompanying financial statements as follows:

Occupancy	$	180,000
Telephone		18,500
Insurance		13,152
Other		11,250
Payroll		(94,800)
	$	128,102

Management Fee Income – During the year ended December 31, 2019, the Company recorded management fees of $758,542 from Revere Wealth Management, LLC (RWM), which is a wholly-owned subsidiary of Holdings. The management fees are derived from investment advisory income of RWM, net of expenses. The Company incurs and pays expenses on behalf of RWM and earns a management fee related to these services.

Due from Related Parties – Due from related parties represents amounts owed by affiliates primarily related to the Company's expense sharing agreement and management fees. At December 31, 2019, the total amount due from RCA and RWM was $46,773. Additionally, at December 31, 2019, due from related parties also included $809 due from an individual affiliated with the Company and Holdings. Advances to this individual totaled $134,050 and related repayments were $133,300 during the year ended December 31, 2019.

8. COMMITMENTS AND CONTINGENCIES

Lease Obligations – The Company leases three offices located in Massachusetts and Florida. The Florida property lease expires in February 2022 and provides for monthly base rentals ranging from $2,924 to $3,102 over the term of the agreement plus additional amounts for the Company's proportionate share of operating expenses. The first Massachusetts lease expires in September 2021 and provides for monthly base rental payments of $1,829 plus additional amounts for the Company's proportionate share of operating expenses. The second Massachusetts lease expires in July 2021 and provides for monthly base rental payments ranging from $10,575 to $10,800 over the remaining term of the agreement, plus additional amounts for the Company's proportionate share of operating expenses.

As stated in Note 2, the Company adopted ASC Topic 842 on January 1, 2019. Pursuant to the standard, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The primary impact of applying ASC Topic 842 was the initial recognition of a $455,130 lease liability and right-of-use asset on the Company's financial statements for the Company's operating leases using an incremental borrowing rate of 6.5%. There was no cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019. As of December 31, 2019, the Company had a $302,948 lease liability and right-of-use asset on its statement of financial condition. Total related rent expense was $368,175 for the year ended December 31, 2019.

Aggregate future minimum rental payments required under these agreements are as follows:

2020	$ 185,144
2021	128,288
2022	6,204
Total contractual future minimum rental payments	319,636
Less: imputed interest	(16,688)
Right of use asset at December 31, 2019	$ 302,948

Retirement Plan – The Company maintains a 401(k) profit sharing plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code contribution limits. The Company's contributions to the plan are made at the discretion of the Board of Directors. There were no Company contributions made to the plan during the year ended December 31, 2019.

8. COMMITMENTS AND CONTINGENCIES *(Continued)*

Legal Proceedings – In the normal course of business, the Company may be named as a defendant in lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statement of the Company as of December 31, 2019.

Off-Balance Sheet Credit Risk – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2019, the Company had net capital of $256,835, which was $156,835 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of 1.34 to 1.

10. NON-CASH ACTIVITIES

During the year ended December 31, 2019, the Company adopted FASB ASC Topic 842 and recorded a non-cash operating lease right of use asset and offsetting operating lease liability of $455,130 as of January 1, 2019. Additionally, as stated in Note 11, the Company recorded prior period adjustments as of January 1, 2019 which increased marketable securities by $225,320 and accounts payable by $275,163. Accordingly, these non-cash transactions have been excluded from the accompanying statement of cash flows for the year ended December 31, 2019.

11. PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2019, management discovered that certain investments purchased by its clearing broker on the Company's behalf were not properly reflected in the financial statements as of and for the year ended December 31, 2018. Accordingly, a prior period adjustment was recorded as of January 1, 2019 which increased both investments by $175,911 and accounts payable by $275,163, and decreased retained earnings by $99,252 in order to properly reflect the value of the investments and related unrealized loss.

Additionally, during the year ended December 31, 2019, management discovered that the Company received warrants in the prior year as compensation for services performed which were also not recorded in the financial statements as of and for the year ended December 31, 2018. Accordingly, a prior period adjustment of $49,409 was recorded as of January 1, 2019 which increased retained earnings for the value of these warrants received.

* * * * * * * * * * *

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended December 31, 2019

1. Total member's equity from statement of financial condition	$ 554,446
2. Deduct: member's equity not allowable for net capital	-
3. Total member's equity qualified for net capital	554,446
4. Add:	
A. Liabilities subordinated to claims for general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
5. Total capital and allowable subordinated liabilities	554,446
6. Deductions and/or charges:	
A. Total non-allowable assets from statement of financial condition	(296,441)
B. Security demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	258,005
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Exempted securities	-
2. Debt securities	-
3. Options	-
4. Other securities	(1,170)
D. Undue concentration	-
E. Other	-
10. Net capital	$ 256,835

(Continued)

REVERE SECURITIES LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6 2/3% of line 19)	$ 22,970
12. Minimum dollar net capital requirement of reporting broker and dealer	$ 100,000
13. Net capital requirement (greater of line 11 or 12)	$ 100,000
14. Excess net capital (line 10 less line 13)	$ 156,835
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 136,835

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A. I. liabilities from statement of financial condition	$ 344,547
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
18. Deduct: adjustment based on deposits in special reserve accounts	
19. Total aggregate indebtedness	$ 344,547
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	134.15%

Reconciliation with computation included in Part IIA of FOCUS Report as of December 31, 2019:

Net capital, as originally reported in the Company's Part II (unaudited) FOCUS Report	$ 233,129
Audit adjustment to adjust prepaid expenses	8,706
Audit adjustment to adjust accrued expenses	15,000
Net capital, per audited financial statements	$ 256,835

(Concluded)

REVERE SECURITIES LLC

Report of Exemption Claimed Under C.F.R.§240.15c3-3(k)
December 31, 2019

To the best of my knowledge and belief, Revere Securities LLC claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the exemption provision) for the entire year ended December 31, 2019.

To the best of my knowledge and belief, Revere Securities LLC has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) throughout the entire year ended December 31, 2019 as described in paragraph (d)(4)(iii) of this section without exception.

William Moreno, CEO

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
of Revere Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Revere Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Revere Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (exemption provisions) and (2) Revere Securities, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Revere Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revere Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

March 2, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

REVERE SECURITIES LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraphs (k)(2)(i) and (ii).

RDG + Partners

ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Member
of Revere Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Revere Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Revere Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Revere Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences; ***We noted that the deductions amount on line 2c(8) did not agree with the Company's records by $40,000, and were understated. This difference did not cause an overstatement or understatement of the General Assessment amount paid by the Company, as total revenue differed by the same amount.***

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences; ***We noted that the total revenue amount on line 2(a) did not agree with the Company's records by $40,000, and were overstated. This difference did not cause an overstatement or understatement of the General Assessment amount paid by the Company, as total deductions differed by the same amount (see number 1 above).***

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, ***noting no differences***;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, ***noting no differences***; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, ***noting no differences***.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Revere Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Revere Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Pittsford, New York

March 2, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******353*******************ALL FOR AADC 100
30511 FINRA DEC
REVERE SECURITIES LLC
650 5TH AVE FL 35
NEW YORK, NY 10019-6108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,578
   B. Less payment made with SIPC-6 filed (exclude interest) (2,683)
   11-5-2019
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,895
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ 3,895
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Revere Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,396,207
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Dollar for dollar expense reimbursement to the I/A with no markup (Deductions in excess of $100,000 require documentation)	929,550
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 81,611	
Enter the greater of line (i) or (ii)	81,611
Total deductions	1,011,161
2d. SIPC Net Operating Revenues	$ 4,385,046
2e. General Assessment @ .0015	$ 6,578
	(to page 1, line 2.A.)